SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Southside Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.25 per share
(Title of Class of Securities)

84470P109

(CUSIP Number)

Saul Ortega
Chief Financial Officer
100 West Cano
P.O. Box 810
Edinburg, Texas 78540
(956) 380-8500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84470P109

1.	NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

First National Bank Group, Inc.
TIN: 74-2221690

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	684,000
BENEFICIALLY OWNED BY
EACH REPORTING PERSON	8.	SHARED VOTING POWER	684,000
WITH
	9.	SOLE DISPOSITIVE POWER	684,000

	10.	SHARED DISPOSITIVE POWER	684,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 684,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 4.95% (1)

14.	TYPE OF REPORTING PERSON (See Instructions): CO
__________________________

(1)
Based on 13,818,622 shares of common stock of Southside Bancshares, Inc. (“Southside”) issued and outstanding as of April 25, 2008, as set forth in Southside’s 10-Q quarterly report filed as of that date for the quarter ended March 31, 2008.

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of Southside Bancshares, Inc. (“Southside”), a Texas corporation. Southside’s principal executive office is located at 1201 Beckham, P.O. Box 1079, Tyler, Texas 75710.

This Amendment No. 4 to Schedule 13D is being filed by First National Bank Group, Inc. (“FNBG”) and amends and supplements the Schedule 13D filed by FNBG and certain other reporting persons with the Securities and Exchange Commission on December 5, 2007, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on May 19, 2008, Amendment No. 2 to Schedule 13D filed on May 20, 2008 and Amendment No. 3 to Schedule 13D filed on May 21, 2008. Except as otherwise expressly provided herein, all items of the Schedule 13D remained unchanged. FNBG is filing this Amendment No. 4 to Schedule 13D in connection with the disposition by FNBG of shares of Common Stock. FNBG ceased to be the beneficial owner of more than five percent of the Common Stock on May 20, 2008.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

(a) As of May 20, 2008, FNBG was the beneficial owner of 684,000 shares of Common Stock (the “FNBG Shares”), representing approximately 4.95% of the outstanding shares of Common Stock (based on 13,818,622 shares of Common Stock issued and outstanding as of April 25, 2008, as set forth in Southside’s Form 10-Q quarterly report filed as of that date for the quarter ended March 31, 2008).

Although not required to be included with this filing, as of May 20, 2008, certain persons affiliated with FNBG own shares of Common Stock in their individual capacities that are not included in the FNBG Shares beneficially held by FNBG, as set forth in the table below:

Name	Shares Owned
David O. Rogers, Jr.	12
Robert Gandy, III	142.866
Michael V. McCarthy	200

(b) FNBG has sole voting power and sole dispositive power over the FNBG Shares, which represents 684,000 shares of Common Stock.

(c) Except for the open market transactions in shares of Common Stock set forth on Schedule A attached hereto, FNBG has effected no transactions in the Common Stock during the period between May 14, 2008 (the date of the event that required the filing of Amendment No. 3 to Schedule 13D) and the date of the event that required filing of this Amendment No. 4 to Schedule 13D.

(e) FNBG ceased to be the beneficial owner of more than five percent of the Common Stock on May 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 FIRST NATIONAL BANK GROUP, INC.:

Date: May 23, 2008.	By:	/s/ Robert Gandy, III
Robert Gandy, III,
Chief Executive Officer, First National Bank Group, Inc.

Schedule A

FNBG

Date of Transaction	Buy/Sell	Shares Involved	Price Per Share
May 20, 2008	Sell	16,000	$22.66

Total		16,000